NATCORE TECHNOLOGY, INC.
87 Maple Avenue
Red Bank, New Jersey, USA 07701
(732) 576-8800

March 27, 2015

VIA: EDGAR Submission

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc.
Registration Statement on Form F-1
File No. 333-202600

Ladies and Gentlemen:

          The undersigned registrant (the ‘“Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on March 30,2015, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

          In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff’),acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NATCORE TECHNOLOGY, INC.

/s/ Charles. R. Provini

Charles R. Provini
Director, President & Chief Executive Officer